SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

PostRock Energy Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

737525105

(CUSIP Number)

Thomas J. Edelman

White Deer Energy L.P.

700 Louisiana, Suite 4770

Houston, Texas 77002

(713) 581-6900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 737525105	13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON White Deer Energy L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,810,890*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 26,810,890*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,810,890*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.64%
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No. 737525105	13D	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON White Deer Energy TE L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 892,359*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 892,359*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 892,359*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.85%
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No. 737525105	13D	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON White Deer Energy FI L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 960,256*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 960,256*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 960,256*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.99%
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No. 737525105	13D	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON Edelman & Guill Energy L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,663,505*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 28,663,505*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,663,505*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.48%
14	TYPE OF REPORTING PERSON PN (Limited Partnership)

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No. 737525105	13D	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON Edelman & Guill Energy Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,663,505*
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 28,663,505*
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,663,505*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.48%
14	TYPE OF REPORTING PERSON CO

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No. 737525105	13D	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON Thomas J. Edelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 28,663,505*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 28,663,505*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,663,505*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.48%
14	TYPE OF REPORTING PERSON IN

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No. 737525105	13D	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON Ben A. Guill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 28,663,505*
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 28,663,505*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,663,505*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.48%
14	TYPE OF REPORTING PERSON IN

*	The number of shares and percentage of Common Stock of the Issuer reported as beneficially owned in this Schedule 13D includes shares of Common Stock issuable upon the exercise of warrants and reflected on an as exercised basis. See Item 1.

CUSIP No. 737525105	13D	Page 9 of 13 Pages

Explanatory Note: This Amendment No. 8 amends and supplements the Statement on Schedule 13D (the “Initial Statement”) filed by the reporting persons named in Item 2 thereof (the “Reporting Persons”) on October 1, 2010, relating to the shares of Common Stock, par value $0.01 (the “Common Shares”), of PostRock Energy Corporation, a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 thereto, filed by the Reporting Persons on February 3, 2012, Amendment No. 2 thereto, filed by the Reporting Persons on February 10, 2012, Amendment No. 3 thereto, filed by the Reporting Persons on April 3, 2012, Amendment No. 4 thereto, filed by the Reporting Persons on July 3, 2012, Amendment No. 5 thereto, filed by the Reporting Persons on August 7, 2012, Amendment No. 6 thereto, filed by the Reporting Persons on October 4, 2012 and Amendment No. 7 thereto, filed by the Reporting Persons on January 4, 2013.

Item 1. Security and Issuer.

The principal executive offices of the Issuer are located at 210 Park Avenue, Suite 2750, Oklahoma City, Oklahoma 73102. The total number of Common Shares reported as beneficially owned in this Schedule 13D is 28,663,505, which constitutes approximately 59.48% of the total number of Common Shares outstanding on a pro forma basis as follows. The Reporting Persons (as defined below) own 10,958,601 Common Shares of record as of the date of this Schedule 13D and report beneficial ownership of 17,704,904 Common Shares issuable upon exercise of warrants to purchase 17,704,904 Common Shares (the “Warrants”).

Item 2. Identity and Background.

Item 2 of the Initial Statement is hereby supplemented to include the following:

(a) The Reporting Persons have entered into a Joint Filing Agreement, dated the date of the Initial Statement, a copy of which is filed with the Initial Statement as Exhibit B (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this Amendment No. 8 jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Certain information required by this Item 2 concerning the executive officers and directors of certain of the Reporting Persons is set forth on Schedule A, attached to the Initial Statement, which is incorporated herein by reference.

(d)-(e) None of the Reporting Persons nor, to the best of any Reporting Persons’ knowledge, their respective executive officers or directors listed on Schedule A hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is hereby supplemented to include the following:

Pursuant to a Warrant Exchange Agreement dated November 27, 2013 between White Deer Energy L.P., a Cayman Islands exempted limited partnership (“White Deer”), White Deer Energy TE L.P., a Cayman Islands exempted limited partnership (“White Deer TE”), and White Deer Energy FI L.P., a Cayman Islands exempted limited partnership (“White Deer FI” and, together with White Deer and White Deer TE, the “White Deer Funds”) and the Issuer (the “Warrant Exchange Agreement”), the Reporting Persons exchanged warrants to purchase 22,241,333 Common Shares, together with a like number of one one-hundredths of a share of Series B Shares attached thereto, for a total of 1,123,981 shares of newly issued Common Shares.

These Common Shares are referred to as the “Purchased Securities.”

CUSIP No. 737525105	13D	Page 10 of 13 Pages

Item 4. Purpose of Transaction.

Item 4 of the Initial Statement is hereby supplemented to include the following:

The description of the White Deer Funds’ plans or proposals in connection with the Purchased Securities is included in the Initial Statement.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended as follows:

(a)-(b)	(i)	White Deer is the sole record owner of 10,251,365 Common Shares and Warrants which will entitle White Deer to purchase up to 16,559,525 Common Shares, representing, on an as exercised basis, aggregate beneficial ownership of 26,810,890 Common Shares (55.64%). In addition, White Deer owns 6,781 Series A Shares and 85,615.86 Series B Shares.
	(ii)	White Deer TE is the sole record owner of 340,614 Common Shares and Warrants which will entitle White Deer TE to purchase up to 551,745 Common Shares, representing, on an as exercised basis, aggregate beneficial ownership of 892,359 Common Shares (1.85%). In addition, White Deer TE owns 226 Series A Shares and 2,844.53 Series B Shares.
	(iii)	White Deer FI is the sole record owner of 366,622 Common Shares and Warrants which will entitle White Deer FI to purchase up to 593,634 Common Shares, representing, on an as exercised basis, aggregate beneficial ownership of 960,256 Common Shares (1.99%). In addition, White Deer FI owns 243 Series A Shares and 3,062.35 Series B Shares.
	(iv)	Edelman & Guill Energy L.P., a Cayman Islands exempted limited partnership (“GP LP”), does not directly own any Common Shares. By virtue of being the general partner of the White Deer Funds, GP LP may be deemed to possess sole voting and dispositive power with respect to those Common Shares beneficially owned by White Deer Funds, representing an aggregate 28,663,505 Common Shares (59.48%), as well as 7,250 Series A Shares and 91,522.74 Series B Shares.
	(v)	Edelman & Guill Energy Ltd., a Cayman Islands corporation (“GP Ltd.”), does not directly own any Shares. By virtue of being the general partner of the GP LP, GP Ltd. may be deemed to possess sole voting and dispositive power with respect to those Common Shares beneficially owned by White Deer Funds, representing an aggregate 28,663,505 Common Shares (59.48%), as well as 7,250 Series A Shares and 91,522.74 Series B Shares.
	(vi)	Neither Mr. Edelman nor Mr. Guill directly owns any Shares. By virtue of being the two directors of GP Ltd., Mr. Edelman and Mr. Guill may be deemed to possess shared voting and dispositive power with respect to those Common Shares beneficially owned by White Deer Funds, representing an aggregate 28,663,505 Common Shares (59.48%), as well as 7,250 Series A Shares and 91,522.74 Series B Shares.

(c)	Other than as described in Item 3, none.
(d)	None.
(e)	Not applicable.

CUSIP No. 737525105	13D	Page 11 of 13 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 7. Material to be filed as Exhibits.

Exhibit A	—	Securities Purchase Agreement, dated September 2, 2010, between PostRock Energy Corporation, White Deer Energy L.P., White Deer Energy TE L.P., and White Deer Energy FI L.P., incorporated by reference from the Issuer’s current report on Form 8-K filed on September 2, 2010.

*Exhibit B	—	Joint Filing Agreement

Exhibit C	—	Registration Rights Agreement, dated September 21, 2010, incorporated by reference from the Issuer’s current report on Form 8-K filed on September 23, 2010.

^Exhibit D	—	Stock Purchase Agreement, dated February 9, 2012, between PostRock Energy Corporation, White Deer Energy L.P., White Deer Energy TE L.P., and White Deer Energy FI L.P.

^Exhibit E	—	Amendment No. 1, dated February 9, 2012, to the First Amended and Restated Registration Rights Agreement, dated August 8, 2011, between PostRock Energy Corporation, White Deer Energy L.P., White Deer Energy TE L.P., White Deer Energy FI L.P. and Constellation Energy Commodities Group, Inc.

°Exhibit F	—	Power of Attorney, granted by Ben A. Guill, in favor of the signatory hereto, dated June 25, 2012.

Exhibit G	—	Securities Purchase Agreement, dated August 1, 2012, between PostRock Energy Corporation, White Deer Energy L.P., White Deer Energy TE L.P., and White Deer Energy FI L.P., incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed August 7, 2012.

Exhibit H	—	Amendment No. 2, dated August 1, 2012, to the First Amended and Restated Registration Rights Agreement, dated August 8, 2011, between PostRock Energy Corporation, White Deer Energy L.P., White Deer Energy TE L.P., White Deer Energy FI L.P. and Constellation Energy Commodities Group, Inc., incorporated by reference to Exhibit 10.2 to the Issuer’s current report on Form 8-K filed August 7, 2012.

Exhibit I	—	Securities Purchase Agreement, dated December 17, 2012, between PostRock Energy Corporation, White Deer Energy L.P., White Deer Energy TE L.P., and White Deer Energy FI L.P., incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed December 17, 2012.

Exhibit J	—	Amendment No. 3, dated December 20, 2012, to the First Amended and Restated Registration Rights Agreement, dated August 8, 2011, between PostRock Energy Corporation, White Deer Energy L.P., White Deer Energy TE L.P., White Deer Energy FI L.P. and Constellation Energy Commodities Group, Inc., incorporated by reference to Exhibit 10.2 to the Issuer’s current report on Form 8-K filed December 17, 2012.

*	Filed as Exhibit B to Initial Statement.
^	Filed as Exhibits to Amendment No. 2 to the Initial Statement.
°	Filed as Exhibit F to Amendment No. 4 to the Initial Statement.

CUSIP No. 737525105	13D

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: December, 19, 2013

WHITE DEER ENERGY L.P.

By:	Edelman & Guill Energy L.P., its general partner

By:	Edelman & Guill Energy Ltd., its general partner

	By:	/s/ Thomas J. Edelman
	Name:	Thomas J. Edelman
	Title:	Director

WHITE DEER ENERGY TE L.P.

By:	Edelman & Guill Energy L.P., its general partner

By:	Edelman & Guill Energy Ltd., its general partner

	By:	/s/ Thomas J. Edelman
	Name:	Thomas J. Edelman
	Title:	Director

WHITE DEER ENERGY FI L.P.

By:	Edelman & Guill Energy L.P., its general partner

By:	Edelman & Guill Energy Ltd., its general partner

	By:	/s/ Thomas J. Edelman
	Name:	Thomas J. Edelman
	Title:	Director

EDELMAN & GUILL ENERGY L.P.

By:	Edelman & Guill Energy Ltd., its general partner

	By:	/s/ Thomas J. Edelman
	Name:	Thomas J. Edelman
	Title:	Director

S-1

CUSIP No. 737525105	13D

EDELMAN & GUILL ENERGY LTD.

By:	/s/ Thomas J. Edelman
Name:	Thomas J. Edelman
Title:	Director

THOMAS J. EDELMAN

/s/ Thomas J. Edelman

BEN A. GUILL

/s/ Thomas J. Edelman
Attorney-in-Fact for Ben A. Guill

S-2